Exhibit 1.1

July 1, 2015

PERSONAL AND CONFIDENTIAL

Mr. Stanton Ross

Chief Executive Officer

Digital Ally, Inc.

9705 Loiret Boulevard

Lenexa, KS 66219

Dear Mr. Ross:

This letter will confirm the understanding and agreement (the “Agreement”) between WestPark Capital, Inc. (“WestPark”) and Digital Ally, Inc. and its related and affiliated entities (the “Company”) as follows:

1.	Engagement: The Company hereby engages WestPark as its exclusive agent in the private or public placement of one or more classes or series of registered securities (Registration Statement No. 333-202944) of the Company to investors (the “Investors”). Such securities (the “Securities”) may take the form of common stock or other equity-linked securities or any combination thereof. Such placement shall be referred to as the “Transaction”.

2.	WestPark’s Role: WestPark hereby accepts the engagement described herein and, in that connection, agrees to:

(a)	Review any offering documents used in connection with the Transaction (the “Offering Documents”) describing the Company and the Securities;

(b)	review with the Company the Investors to whom the Offering Documents will be provided;

(c)	assist in the preparation of other communications to be used in placing the Securities, whether in the form of letter, circular, notice or otherwise; and

(d)	assist and advise the Company with respect to the negotiation of the sale of the Securities to the Investors.

3.	Term; Exclusivity: This engagement will commence on the date hereof and terminate on the date on which the party receives written notice from the other party of termination of this engagement. During WestPark’s engagement hereunder: (i) the Company will not, and will not permit its representatives to, other than in coordination with WestPark, contact or solicit institutions, corporations or other entities as potential purchasers of the Securities and (ii) the Company will not pursue any financing transaction which would be in lieu of a Transaction. Furthermore, the Company agrees that during WestPark’s engagement hereunder, all inquiries, whether direct or indirect, from prospective Investors will be referred to WestPark and will be deemed to have been contacted by WestPark in connection with the Transaction. Either party may terminate this Agreement at any time upon 30 days prior notice at which the Company shall pay to WestPark all fees earned and reimburse WestPark for all expenses incurred, in accordance with Paragraph 7 hereof, respectively. The Company agrees to pay WestPark the fees specified in Paragraph 7 during the time limitations specified herein. The Company agrees that this section 3 and the provisions relating to the payment of fees, reimbursement of expenses, indemnification and contribution, confidentiality, conflicts, independent contractor and waiver of the right to trial by jury will survive any termination of this letter agreement.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

4.	Best Efforts: It is understood that WestPark’s involvement in the Transaction is strictly on a reasonable best efforts basis and that the consummation of the Transaction will be subject to, among other things, market conditions. It is understood that WestPark’s assistance in the Transaction will be subject to the satisfactory completion of such investigation and inquiry into the affairs of the Company as WestPark deems appropriate under the circumstances (such investigation hereinafter to be referred to as “Due Diligence”). WestPark shall have the right in its sole discretion to terminate this Agreement if the outcome of the Due Diligence is not satisfactory to WestPark.

5.	Information: The Company shall furnish, or cause to be furnished, to WestPark all information requested by WestPark for the purpose of rendering services hereunder (all such information being the “Information”). In addition, the Company agrees to make available to WestPark upon request from time to time the officers, directors, accountants, counsel and other advisors of the Company. The Company recognizes and confirms that WestPark (a) will use and rely on the Information, including the Offering Documents, and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (b) does not assume responsibility for the accuracy or completeness of the Offering Documents or the Information and such other information; and (c) will not make an appraisal of any of the assets or liabilities of the Company. Upon reasonable request, the Company will meet with WestPark or its representatives to discuss all information relevant for disclosure in the Offering Documents and will cooperate in any investigation undertaken by WestPark thereof, including any document included or incorporated by reference therein.

6.	Related Agreement:

(a)	If required by WestPark, the Company shall enter into a Placement Agency Agreement with WestPark that is substantially consistent with WestPark’s standard form, modified as appropriate to reflect the terms of the Transaction and containing such terms, covenants, conditions, representations, warranties, and providing for the delivery of legal opinions, comfort letters and officer’s certificates, all in form and substance satisfactory to WestPark and its counsel.

(b)	Unless the Transaction is an underwritten offering by WestPark, the sale of Securities to any Investor will be evidenced by a purchase agreement (“Purchase Agreement”) between the Company and such Investor in a form reasonably satisfactory to the Company and WestPark. Prior to the signing of any Purchase Agreement, officers of the Company with responsibility for financial affairs will be available to answer inquiries from prospective investors.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

7.	Fees: As compensation for the services to be rendered by WestPark hereunder, the Company will pay WestPark the following fee (“Transaction Fee”):

(a)	A cash fee payable immediately upon the closing of the Transaction and equal to 6% of the aggregate gross proceeds raised in the Transaction.

(b)	Escrow Agreement and Payment: All cash Transaction Fees shall be paid at the closing of a Transaction through a third party escrow agent from the gross proceeds of the Securities sold. The Company agrees to pay the escrow agent fee. All Investor funds will be placed in an escrow account to be selected by WestPark and reasonably approved by the Company. WestPark shall be a party to the Escrow Agreement. Upon completion and execution of the Purchase Agreements by both the Investor(s) and the Company, and review and acceptance of the Purchase Agreements by the Company and WestPark, the escrow agent will be notified by the Company and WestPark, who shall issue a joint Release Notice, and at that time all Investor funds will be simultaneously distributed to the Company and to WestPark in accordance with this Agreement.

(c)	Expenses: The Company agrees to reimburse WestPark’s out-of-pocket accountable expenses (including legal, travel, roadshow and background checks) actually incurred by WestPark or persons associated with WestPark (with supporting invoices/receipts) up to $30,000.00. $20,000.00 of such expense reimbursement shall be payable immediately to WestPark’s legal counsel, Ellenoff Grossman & Schole upon the execution of this Agreement. The Company agrees to reimburse WestPark for accountable expenses whether or not a Transaction is completed.

(d)	WestPark shall be entitled to a Transaction Fee under clauses (a) and (c) hereunder, calculated in the manner set forth therein, with respect to any public or private offering or other financing or capital-raising transaction of any kind (“Tail Financing”) to the extent that such financing or capital is provided to the Company by investors whom WestPark had introduced to the Company during the term of this Agreement, if such Tail Financing is consummated at any time within the 12 month period following the expiration or termination of this Agreement.

8.	Representations and Warranties.

The Company agrees WestPark may rely upon, and is a third party beneficiary of, the representations and warranties, and applicable covenants, set forth in any agreements with Investors in the Transaction.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

9.	Indemnification:

a.	The Company will indemnify WestPark and its affiliates, stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this engagement letter, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from WestPark’s willful misconduct or gross negligence in performing the services described herein.

b.	Promptly after receipt by WestPark of notice of any claim or the commencement of any action or proceeding with respect to which WestPark is entitled to indemnity hereunder, WestPark will notify the Company in writing of such claim or of the commencement of such action or proceeding, and the Company will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to WestPark and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, WestPark will be entitled to employ counsel separate from counsel for the Company and from any other party in such action if counsel for WestPark reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Company and WestPark. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Company, in addition to local counsel. The Company will have the exclusive right to settle the claim or proceeding provided that the Company will not settle any such claim, action or proceeding without the prior written consent of WestPark, which will not be unreasonably withheld.

c.	The Company agrees to notify WestPark promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this engagement letter.

d.	If for any reason the foregoing indemnity is unavailable to WestPark or insufficient to hold WestPark harmless, then the Company shall contribute to the amount paid or payable by WestPark as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and WestPark on the other, but also the relative fault of the Company on the one hand and WestPark on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, WestPark’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by WestPark under this engagement letter (excluding any amounts received as reimbursement of expenses incurred by WestPark).

e.	The Company and WestPark agree that the Arbitrator (as defined below) shall enforce the plain terms of this Indemnity and Reimbursement provision, notwithstanding any law or public policy to the contrary.

f.	These indemnification provisions shall remain in full force and effect whether or not the transaction contemplated by this engagement letter is completed and shall survive the termination of this engagement letter, and shall be in addition to any liability that the Company might otherwise have to any indemnified party under this engagement letter or otherwise.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

10.	Governing Laws: This letter agreement will be governed by and construed in accordance with the laws of the State of California applicable to agreements made and to be fully performed therein.

11.	Confidentiality: Except as required by law, this Agreement and the services and advice to be provided by WestPark hereunder, shall not be disclosed to third parties without WestPark’s prior written permission. Notwithstanding, WestPark shall be permitted to advertise the services it provided in connection with the Transaction subsequent to the consummation of the Transaction. Such expense shall not be reimbursable under paragraph 7 hereof.

12.	No Brokers: The Company represents and warrants to WestPark that there are no brokers, representatives or other persons which have an interest in compensation due to WestPark from any transaction contemplated herein or which would otherwise be due any fee, commission or remuneration upon consummation of any Transaction.

13.	Authorization: The Company and WestPark represent and warrant that each has all requisite power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound.

14.	Independent Contractor: The Company acknowledges that in performing its services, WestPark is acting as an independent contractor, and not as a fiduciary, agent or otherwise, of the Company or any other person. The Company acknowledges that in performing its services hereunder, WestPark shall act solely pursuant to a contractual relationship on an arm’s length basis (including in connection with determining the terms of any Transaction). Any review by WestPark of the Company, the transaction contemplated hereby or other matters relating to such transactions has been and shall be performed solely for the benefit of WestPark and shall not be on behalf of the Company. The Company agrees that is shall not claim that WestPark owes a fiduciary duty to the Company in connection with such transaction or the process leading thereto. No one other than the Company is authorized to rely upon engagement of WestPark hereunder or any statements, advice, opinions or conduct by WestPark. The Company further acknowledges that WestPark may perform certain of the services described herein through one or more of its affiliates and any such affiliates shall be entitled to the benefit of this Agreement. This Paragraph 14 shall survive the termination or expiration of this Agreement.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

15.	Conflicts: The Company acknowledges that WestPark and its affiliates may have and may continue to have investment banking and other relationships with parties other than the Company pursuant to which WestPark may acquire information of interest to the Company. WestPark shall have no obligation to disclose such information to the Company or to use such information in connection with any contemplated transaction.

16.	Anti-Money Laundering: To help the United States government fight the funding of terrorism and money laundering, the federal laws of the United States requires all financial institutions to obtain, verify and record information that identifies each person with whom they do business. This means we must ask you for certain identifying information, including a government-issued identification number (e.g., a U.S. taxpayer identification number) and such other information or documents that we consider appropriate to verify your identity, such as certified articles of incorporation, a government-issued business license, a partnership agreement or a trust instrument.

17.	Costs and Attorneys’ Fees. If any action, suit, arbitration proceeding, or any other proceeding is instituted arising out of this Agreement, the prevailing party shall recover all of such party’s costs, including, without limitation, the court costs and attorneys’ fees incurred therein, including any and all appeals or petitions therefrom. As used herein, “attorneys’ fees” shall mean the full and actual costs of any legal services actually rendered in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services. The parties agree that final, binding, non-appealable arbitration is the sole method of dispute resolution under this Agreement.

18.	Pre-Arbitration Informal Dispute Resolution and Arbitration.

Informal Dispute Resolution. The parties shall use good faith efforts to resolve any disputes that arise under this Agreement. In the event of a dispute, the party with a dispute shall provide written notice, by facsimile or email, of the dispute to the other party. Both parties shall meet in person or by conference call within fifteen (15) business days of the effective date of a notice of a dispute to resolve the issues in dispute. The effective date of the notice of a dispute is the date that the notice was faxed or e-mailed.

Arbitration. The Company and WestPark agree that any dispute concerning this Agreement, including disputes as to arbitrability, that cannot be resolved by the Pre-Arbitration Informal Dispute Resolution meeting shall be resolved through final, binding, non-appealable arbitration, before a single, neutral arbitrator, at JAMS, in Santa Monica, California. Venue of all arbitration shall be JAMS Dispute Resolution Center, Santa Monica, California. The parties initially shall split the costs of any arbitration proceeding fifty-fifty (50-50), but the arbitrator shall award arbitration costs and attorneys’ fees to the prevailing party. Judgment on any arbitration award may be entered in any Court having jurisdiction. Any arbitration award shall be in United States Dollars and may be enforced in any jurisdiction in which the party against whom enforcement is sought maintains assets. The Arbitrator shall have no authority to award punitive, consequential, indirect, special, exemplary, or other damages not measured by the prevailing party’s actual compensatory damages and may not, in any event, make any ruling, finding, or award that does not conform to the terms and conditions of this Agreement. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOST PROFITS ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH THEREOF, EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF. The parties agree that the arbitrator shall enforce the terms of this Agreement, including the indemnity and reimbursement provisions of this Agreement, and no bar order or any other Court order shall operate to extinguish WestPark’s claims to indemnity and reimbursement. The parties agree not to seek to avoid their indemnity and reimbursement obligations in any Court and that this Agreement shall be a complete defense to any such efforts. The parties agree to limit their respective testimony at any arbitration hearing to three hours per side. This section provides the sole recourse for the settlement of any disputes arising out of, in connection with, or related to this Agreement.

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

19.	Miscellaneous: This Agreement constitutes the entire understanding and agreement between the Company and WestPark with respect to the subject matter hereof and supersedes all prior understandings or agreements between the parties with respect thereto, whether oral or written, express or implied. Any amendments or modifications must be executed in writing by both parties. It is understood and agreed that WestPark’s services hereunder will not include providing any tax, accounting, legal or regulatory advice or developing any tax strategies for the Company. This Agreement and all rights, liabilities and obligations hereunder shall be binding upon and inure to the benefit of each party’s successors but may be assigned without prior written approval of the other party. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument. The descriptive headings of the Paragraphs of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in anyway the meaning or interpretation of this Agreement.

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Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL

If all the foregoing is acceptable to you, please so indicate by signing in the space provided below and returning a signed copy of this letter to us for our records.

WestPark is delighted to accept this engagement and looks forward to working with you. Please confirm that the foregoing correctly sets forth our Agreement by returning one executed Agreement to our corporate office at 1900 Avenue of the Stars, Suite 310, Los Angeles, CA, 90067, and a facsimile of same to (310) 843-9304.

Very truly yours,

WESTPARK CAPITAL, INC.

BY:	/s/ Richard Rappaport
Name:	Richard Rappaport
Title:	CEO

ACCEPTED AND AGREED TO
AS OF THE ABOVE DATE:

DIGITAL ALLY, INC.

BY:	/s/ Stanton E. Ross
Name:	Stanton E. Ross
Title:	CEO

Members FINRA & SIPC

1900 Avenue of the Stars, Suite 310 * Los Angeles, CA 90067* Tel (310) 843-9300 * Fax (310) 843-9300 * www.wpcapital.com

Los Angeles * New York, NY * Boca Raton, FL